#1293-2(b)
#82-1401

04030945

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING ENTERPRISES CORP.** (FORMERLY CABO MINING CORP.)
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**March 31, 2004**
DATE OF REPORT	May 28, 2004

SUPPL

SEC RECEIVED JUN 21 2004 WASH, D.C. 181

PROCESSED JUN 23 2004 THOMSON FINANCIAL

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

dlw 6/23

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	John A. Versfelt	2004/05/28
"Seymour Sears"	Seymour Sears	2004/05/28

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
SCHEDULE B: SUPPLEMENTARY INFORMATION MARCH 31, 2004

1. **Analysis of expenses and deferred costs:**

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,993,846 and the deferred exploration expense of $830,314 are for the properties in Ontario as follows:-

	Cobalt	Electrum
Mineral Properties	$ 1,968,896	$ 24,950
Deferred Exploration	$ 822,861	$ 7,453

2. **Related party transactions:**

See Note 6 of the Consolidated Financial Statements for related party transactions.

3. **Summary of securities issued and options granted during the year to date:**

a) Securities issued: See Note 5 to the Consolidated Financial Statements.

b) Options granted: See Note 5 to the Consolidated Financial Statements.

4. **Summary of securities as at the end of the reporting period:**

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 13,039,814 common shares with NPV.

b) Outstanding options, warrants and convertible debentures: See Note 5 to the consolidated financial statements

(c) Shares in escrow: Nil.

5. Names of directors and officers as at March 31, 2004:

Directors:	John A. Versfelt Julio C. Benedetti Seymour M. Sears
Officers:	John A. Versfelt, President and CEO Tom Lamb, Secretary (appointed May 2004)

CABO MINING ENTERPRISES CORP.
(FORMERLY CABO MINING CORP.)
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
MARCH 31, 2004

Description of Business

CABO MINING ENTERPRISES CORP. (formerly Cabo Mining Corp.) ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring three mineral properties in Ontario, one near Cobalt, another near Kenora and the third near Sudbury.

Cabo Mining Enterprises Corp (formerly Cabo Mining Corp.) is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange (the "Exchange") under the symbol CBE. At a special meeting held December 19, 2003, the Members approved a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

Acquisition of Drilling Companies

Cabo has just raised $7.187 million, by private placements, to finance the acquisition of two drilling companies; Heath & Sherwood Drilling (1986) Inc.(H & S) with approximately 37 rigs, whose services Cabo used in Cuba and at Cobalt, Ontario, and Petro Drilling (Maritimes) Limited (Petro) based in the Maritimes, with approximately 23 rigs. Under the terms of the private placement subscriptions, and the agreements to acquire the drilling companies, the private placements and the drilling company acquisitions are mutually dependent. The draft filing statement submission for the approval of these acquisitions is currently being reviewed by the Exchange.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 pre-consolidation common shares (1,843,878 issued). The remaining post-consolidation common shares to be issued will be issued on the basis of one share for each five dollars expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000.

The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May, 1999 and June, 2002 Cabo entered into three agreements to purchase additional mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 pre-consolidated shares (385,000 issued to March 31, 2004). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003 and 2004. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16, 18, 21 and 23 have been analyzed for diamonds, with only CC14 producing significant results.

An 856 meter drill program has been completed in April /May 2004 on two silver targets. The targets aresilver/cobalt/nickel/copper mineralization hosted by Cobalt Type calcite-quartz breccia veins similar to mineralization exposed in a late 2003 soil stripping program. Several vein structures were intersected. Drill core logging has been completed and sampling is in progress. Two control line grids are currently being completed covering a number of other known silver veins on the Cobalt Property. Geological mapping, prospecting, rock and soil geochemical surveys are planned for late Spring, followed by an extensive soil stripping and sampling program over these grid areas.

To March 31, 2004, cumulative exploration expenses on the Cobalt, Ontario Property were $822,861 and cumulative property costs were $1,968,896.

Electrum Lake Property, Kenora, Ontario, Canada

On November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 ($5,000 paid) and issue 100,000 post-consolidated common shares (35,000 issued) over a period of two years and complete exploration expenditures of $200,000 over three years. Deferred exploration expenditures to March 31, 2004 amount to $7,453 on this property.

A small drill program was completed in May 2004 on the Electrum Lake gold/silver property; drill core logging and sampling are in process. The drill holes are designed to replicate a 1961 drill hole completed by Electrum Lake Gold Mines Limited on a gold prospect that is reported to have intersected 60 feet of 0.27 oz/ton Au (18.3 m of 9.25 g/t). Several additional gold/silver/copper/molybdenite showings known to occur on the Electrum Lake property will be examined and sampled during the drilling program prior to commencing a comprehensive exploration program later in the Summer.

Sudbury Properties, Ontario, Canada

On May 6, 2004 the Company announced that it acquired a 100% interest in two contiguous claim groups totalling 71 claim units and a further first right of refusal for an additional 13 contiguous claim units (approximately 3,350 acres) in the Sudbury, Ontario area. Under the terms of the agreements the Company must make cash payments totalling $17,000 and issue up to a total of 108,000 common shares to two vendors over a two year period. Both properties are subject to a 2% NSR and finder's fees totalling 6% of the cash and common shares are to be paid over the same two year period. The Sudbury, Ontario mineral properties are located within sedimentary and volcanic rocks that flank the east side of the Sudbury Basin in MacLennan Township, approximately 4.5 kms southeast of Falconbridge Ltd's Nickel Rim copper/nickel/platinum group deposit, and 3 kms northeast of the MacLennan Offset Dyke. The claims cover parts of two reported quartz hosted gold occurrences – the "Skead Gold Prospect" and the "Bonanza Mine", as well as a geological and structural setting that is favourable for copper/nickel/platinum group/gold mineralization associated with Sudbury Type Offset Dykes. A prospecting and sampling program is planned to commence in June 2004. Mines in the Sudbury area are among the world's largest producers of nickel, copper and platinum group minerals. These mines are located along the rim of the Sudbury Basin, an elliptical shaped structure approximately 27 kms by 60 kms in size. This structure is considered by most geologists to have been formed as a result of a meteorite impact that occurred approximately 1.85 billion years ago. The nickel, copper and platinum group, as well as gold mineralization, is found within the lowermost unit of the structure (the Sudbury Igneous Complex), in breccia bodies that have formed within the footwall of the structure and in quartz diorite dykes that radiate out from or form parallel rings to the structure. Gold mineralization also occurs within vein systems within the complex country rocks that surround the Basin.

Future Developments

Work continues with respect to the Company's acquisition of H & S and Petro. The formal drilling company acquisition agreements have been executed and filed with the Exchange, together with the Company's Filing Statement for approval of the acquisitions and the resulting change of business. Audited financial statements, valuation reports, private placement documents for $7.187 million received into escrow on behalf of the Company and other documents related to these drilling company acquisitions have also been filed with the Exchange. At this time the Company is awaiting Exchange acceptance of the Filing Statement for distribution to shareholders.

Upon final approval of the majority of the Company's shareholders and the Exchange, the

drilling company acquisitions may be closed and the escrowed private placement funds will be released to the Company, which transactions must take place on or before June 30, 2004. If the Exchange acceptance and the closing of the drilling company acquisitions are not finalized and completed on or prior to June 30, 2004, the private placement proceeds must be returned to the investors and the drilling company acquisitions will terminate.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the nine months to March 31, 2004, ARMC billed $188,630 ($156,748 in 2003) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the nine months to March 31, 2004, Sears billed $84,690 for these services ($91,670 in 2003).

General and Administrative

During the nine months ended March 31, 2004, general and administration expenditures totalled $388,584 compared to the previous year of $319,522. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The increase in general and administrative expenditures is attributed to increased work load related to the acquisition of the drilling companies, the acquisition of another mineral property, and the the non-brokered and brokered private placements. The significant increase in legal and accounting fees, transfer agent fees and regulatory filing fees are also a result of these activities. The major components of the changes in expenditure levels for the nine months ended March 31, 2004 compared to the nine months ended March 31, 2003 are shown on the consolidated statements of loss and deficit.

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the nine months to March 31, 2004.

Subsequent Events

The Company announced February 11, 2004 a non-brokered private placement of 6,666,667 units at a price of $0.75 per unit to raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the date of issue. Finder's fees will be paid in connection with the private placement, in accordance with Exchange policies. The majority of the funds will be used to satisfy the Company's purchase and working capital obligations with respect to the acquisition of each of Heath

and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited. The proceeds, including commissions and expenses are to be placed in escrow pending successful completion of the acquisition of Heath and Sherwood Drilling (1986) Inc., and Petro Drilling (Maritimes) Limited.

The Company announced February 17, 2004 that it entered into an agreement with Research Capital Corp. of Toronto Ontario, with respect to a brokered private placement of 6,024,097 units at a price of $0.83 per unit to raise gross proceeds of $5,000,000. The offering, which is subject to TSX Venture Exchange acceptance, is in addition to the $5 million non-brokered private placement announced by the Company on February 11, 2004. Each unit issued in the new offering will consist of one common share and one-half of one share-purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of $1.25 per share for a period of two years from the Closing of the offering. Broker's fees will be paid in connection with the private placement, in accordance with Exchange policies and will include brokers warrants equal in number to 10% of the units distributed pursuant to the offering. The agent has been granted an over-allotment option to purchase up to an additional 1,204,819 units.

The proceeds, commissions and expenses are to be placed in escrow pending the closing of the acquisitions of H & S and Petro, and Subscription Receipts exchangeable for units consisting of one common share and one half of one share purchase warrant upon closing of the drilling company acquisitions, have been issued.

Further to the Company's news releases dated February 11 and 17, 2004, the Company completed $7,187,599 of financings pursuant to a non-brokered private placement at $0.75 per subscription receipt and a brokered placement through Research Capital Corp. at $0.83 per subscription receipt. Exchange approval has been received for the issuance of a total of 9,205,300 subscription receipts (the "Subscription Receipts"). Each Subscription Receipt is to be exchanged for one unit, consisting of one common share and one half of one share purchase warrant (the "Units"), at the closing of the H & S and Petro acquisitions. One full warrant can be exercised to acquire an additional common share at $1.25 for a period of two years. Finders fees totalling $50,000 and 161,267 units pursuant to the non-brokered private placement and brokers commission of $205,982 and 354,530 brokers warrants have been approved by the Exchange and will be paid upon closing of the Heath & Sherwood and Petro transactions and the release of the private placement funds from escrow. Each broker warrant entitles the holder to acquire one unit at $0.83 per unit for a two year period. Each unit consists of one common share and one half of one share purchase warrant. Each whole purchase warrant is exercisable into one common share at $1.25 per share for a two year period.

Additional Drilling Services

In pursuit of its plan to become the third largest mineral drilling services company in Canada, the Company has met, in the past two months, with a number drilling services

companies to discuss acquisition possibilities. Discussions are ongoing. Any additional acquisitions will take place subject to the Exchange's acceptance of the Company expanding its operations in the mining sector by acquiring drilling services companies and their acceptance of the H&S and Petro acquisitions.

Stock Option Plan

At April 23, 2004, the Exchange accepted for filing the Company's 2003 Stock Option Plan (the "Plan") which was approved by the Company's shareholders at the Annual and Special General Meeting that was held December 19, 2003. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued common shares of the Company will be reserved for issuance under the Plan.